Exhibit 4.39

THE SYMBOL “[***]” OR “[REDACTED]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

INVESTMENT AGREEMENT

between

CECONOMY AG

and

JINGDONG HOLDING GERMANY GmbH

and

JD.com International Limited

relating to

Project Galaxy

KIRKLAND & ELLIS INTERNATIONAL LLP

Junghofstr. 9

60311 Frankfurt am Main

Germany

www.kirkland.com

Investment Agreement

(“Agreement”)

by and among

1.

CECONOMY AG, a stock corporation (Aktiengesellschaft) incorporated under the laws of the Federal Republic of Germany, with its seat in Düsseldorf, Germany, registered with the commercial register (Handelsregister) at the local court (Amtsgericht) of Düsseldorf, Germany, under registration no. HRB 39473,

- “Ceconomy” or “Company” -

and

2.

JINGDONG HOLDING GERMANY GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung) incorporated under the laws of the Federal Republic of Germany, with its statutory seat in Düsseldorf, registered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Düsseldorf under HRB 107672,

- “Bidder” -

and

3.

JD.com International Limited, a limited liability company incorporated under the laws of Hong Kong, with its statutory seat in Hong Kong, registered with the Hong Kong Companies Directory under company registration number 1702556,

- “Guarantor” -

- the Company and the Bidder individually referred to as a “Party” and collectively as

“Parties” -

II

TABLE OF CONTENTS

1	Announcement of the Takeover Offer; Press Statements	1

2	Launch of the Takeover Offer	2

3	Conduct until the Closing of the Takeover Offer	3

4	Reasoned Statement by the Company’s Management Board and Supervisory Board	4

5	Strategic Roadmap; European Tech Stack; European Consolidation	4

6	Corporate Governance	6

7	Corporate Seats and Headquarters, Locations, Reorganisations	6

8	Funding, Refinancing, Leverage, Dividend Policy, no DPLTA, Delisting and Squeeze-out	7

9	Employees and their Representations	7

10	Data Protection and Compliance with Law / Reporting co-operation	8

11	Brands	8

12	Approval by Corporate Bodies and Assurance of Financing	8

13	Regulatory Clearances	9

14	Effectiveness, Term and Termination	9

15	Guarantor’s Undertaking	9

16	Miscellaneous	9

TABLE OF ANNEXES

Annex 1.1.1	Form of Offer Announcement

Annex 1.1.2	Form of Ad-Hoc Announcement

Annex 2.5.1	Foreign Investment Clearances

Annex 2.5.2	Merger Clearances

Annex 5.2	Strategic Roadmap

Annex 8.1	Transaction Funding

Annex 8.2	Back-stop Facility

III

LIST OF DEFINITIONS

A

Ad-Hoc Announcement	Section 1.1.2
Affiliate	Section 16.10.5
AGM 2026	Section 3.1.2(g)
Agreement	Parties Section
AktG	Section 3.3.3

B

BaFin	Section 1.3
Bidder	Parties Section
Bidder Group	Section 5.2
Business Day	Section 16.10.5

C

Ceconomy	Parties Section
Ceconomy Group	Preamble (A)
Ceconomy IP	Section 11.2
Ceconomy Share	Preamble (A)
Ceconomy Shares	Preamble (A)
Closing	Section 3.1
Company	Parties Section
Competing Offer	Section 3.1.2(k)
Confidentiality Agreement	Section 13.8
Control	Section 16.10.5
Convertible Bonds	Section 2.5.4(b)

D

DPLTA	Section 8.5

E
European Consolidation	Section 5.4
European Tech Stack	Section 5.3

F

Fiduciary Duties	Section 3.3.3
Foreign Investment Clearances	Section 2.5.1
FSR	Section 2.5.3
FSR Clearance	Section 2.5.3

G

Guarantor	Parties Section

H

Hardship Costs	Section 13.6.3(g)

I

Initial Acceptance Period	Section 2.6

L

Liquidated Damages Event	Section 16.5

M

Management Board	Preamble (E)
MAR	Section 1.1.2
Maximum 2025 Dividend	Section 3.1.2(b)
Merger Clearances	Section 2.5.2

O

Offer Announcement	Section 1.1.1
Offer Conditions	Section 2.5
Offer Document	Section 1.2
Offer Price	Section 2.3

P

Parties	Parties Section
Party	Parties Section

R

Reasoned Statement	Section 4.1
Regulatory Clearances	Section 2.5.3
Remedial Measures	Section 13.6.3(b)
Requirements	Section 13.6

S

Strategic Roadmap	Section 5.2
Superior Offer	Section 4.1.1
Supervisory Board	Preamble (E)

T

Takeover Offer	Preamble (C)
Transaction	Preamble (C)
Transaction Funding	Section 8.1

U

Unreasonable Hardship	Section 13.6.3

W

WpÜG	Preamble (C)
WpÜG AngebV	Section 2.1

IV

Preamble

(A)

The Company together with its Affiliates (as defined below, collectively, “Ceconomy Group”) is a leading retailer for consumer electronics. The Company’s share capital amounts to EUR 1,240,448,004.17 and is divided into 485,221,084 ordinary no-par value bearer shares (auf den Inhaber lautende Stammaktien) (all shares in Ceconomy, as issued from time to time, “Ceconomy Shares” and each a “Ceconomy Share”). The Ceconomy Shares are listed on the regulated market (regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange (ISIN: DE0007257503) and also on the open markets (Freiverkehr) of several stock exchanges. As of the date of this Agreement, the Company holds no Ceconomy Shares as treasury shares.

(B)

The Bidder and the Guarantor are Affiliates of JD.com, Inc. (“JD”). JD is a retailer active in the business areas of technology, logistics, healthcare, insurance, property development, industrials, private label and international business, including both e-commerce and offline presence.

(C)

With a view to strengthening the business of the Company, the Bidder considers launching a voluntary public cash takeover offer (Übernahmeangebot) (“Takeover Offer”) within the meaning of section 29 para. 1 of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”) to the shareholders of the Company for all Ceconomy Shares (“Transaction”). The term “Takeover Offer” shall include any amendments to the Takeover Offer made in accordance with the terms of this Agreement. The Parties believe that the Transaction is in the best interest of both Ceconomy Group and the Bidder, and their respective shareholders.

(D)

With the Transaction and by entering into this Agreement, the Parties, inter alia, wish to pursue the following objectives: (i) to support the ongoing omni-channel focused logistics transformation, (ii) to drive technological excellence of Ceconomy, (iii) to strengthen branded products and private label sourcing capabilities of Ceconomy Group, (iv) to support growth of Ceconomy Group across all business segments, all of these objectives reflecting that the rationale of the Transaction is predicated on improving Ceconomy’s operations, global competitive position and on increasing revenues and earnings as further described in this Agreement.

(E)

The management board of the Company (“Management Board”) and the supervisory board of the Company (the “Supervisory Board”) intend to support the Takeover Offer by jointly or separately issuing a reasoned statement in accordance with the statutory requirements of section 27 WpÜG, subject to the provisions of this Agreement. At the date of this Agreement each of the Management Board and the Supervisory Board are of the view that the Transaction is in the best interest of the Company, the Company’s shareholders, its employees and other stakeholders.

(F)

It is intended to carry out a double merger after the Offer Announcement but prior to the settlement of the Transaction, namely merging both CECONOMY Retail GmbH and Media-Saturn-Holding GmbH into the Company (the “Double-Merger”).

(G)

This Agreement includes the material terms and conditions of the Transaction and the Parties’ common objectives in relation thereto and the Parties’ understanding in relation to the Company’s future organizational and management structure as well as the business strategy pursued with the investment, and the future corporate governance of the Company.

Now, therefore, the Parties agree as follows:

1	Announcement of the Takeover Offer; Press Statements

1.1	Immediately after the signing of this Agreement,

1.1.1

the Bidder will publish the decision regarding the launch of the Takeover Offer, also stating the offered consideration, pursuant to section 10 WpÜG in the form as set forth in Annex 1.1.1 (“Offer Announcement”); and

1.1.2

the Company shall publish an ad-hoc announcement pursuant to Art. 17 para. 1 of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (“MAR”) in the form as set forth in Annex 1.1.2 (“Ad-Hoc Announcement”).

1.2

In the Ad-Hoc Announcement and in any accompanying press release issued by the Company, it shall be reflected that the Management Board and the Supervisory Board of the Company welcome and, subject to a review of the published offer document within the meaning of section 11 WpÜG (“Offer Document”), support the Takeover Offer.

1.3

No member of the Bidder Group shall, without the Company’s prior consent (such consent not to be unreasonably withheld or delayed), publish, disclose or release any and all terms of this Agreement or any press releases or other public communications (in particular, but not limited to, when communicating to the capital markets) with respect to the Transaction, provided, however, that the foregoing does not apply with respect to (i) mandatory publications to be made pursuant to (x) applicable laws (in particular the provisions of the WpÜG), rules or regulations, or stock exchange rules, in each case including in the United States of America and Hong Kong, as well as (y) administrative practice (Verwaltungspraxis) applied by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) and (ii) the disclosure of a summary of the material contents of this Agreement as part of the Offer Document.

1.4

The Bidder hereby agrees that the Company may disclose a summary of the material content of this Agreement in the Ad-Hoc Announcement and in any press release issued by the Company in connection with the Takeover Offer as well as in the reasoned statements of its corporate bodies pursuant to section 27 WpÜG.

1.5	The Bidder and the Company shall reasonably pre-align and coordinate with respect to any further press releases, public statements and any other communication in relation to the Transaction.

2	Launch of the Takeover Offer

2.1

The Bidder will prepare the Offer Document in accordance with the provisions of the WpÜG and the German Takeover Act Offer Ordinance (Angebotsverordnung “WpÜG AngebV”) and in accordance with the terms of this Agreement in reasonable cooperation and consultation with the Company and its advisors. The Bidder shall (i) give the Company and its advisors the opportunity to review and comment upon the Offer Document prior to each submission of the Offer Document to BaFin, and (ii) reasonably reflect any comments received from the Company or its advisors. In case of any contradiction between legally mandatory provisions under the WpÜG as interpreted by BaFin (including any regulation promulgated thereunder) and this Agreement, the respective provisions under, and interpretation of, the WpÜG shall prevail and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

2.2	The Bidder shall submit the Offer Document to BaFin within the statutory submission period pursuant to section 14 para. 1 WpÜG.

2.3

The consideration offered for the Ceconomy Shares in the Takeover Offer will be a cash consideration in the amount of at least EUR 4.60 (Euro 4 and 60 Eurocents) per Ceconomy Share (“Offer Price”), subject to any increases made either voluntarily or in accordance with the provisions of the WpÜG (including any claims under section 31 para. 3 to 6 WpÜG).

2.4	The Bidder will publish the Offer Document without undue delay after approval by BaFin.

2.5	The Takeover Offer will not be made subject to conditions (“Offer Conditions”) beyond the following:

2.5.1

The Bidder has obtained (or is deemed to have obtained) approvals for the consummation of the Takeover Offer by the governmental authorities in charge of foreign investment clearances in the countries listed in Annex 2.5.1 (“Foreign Investment Clearances”).

2.5.2

The Bidder has obtained (or is deemed to have obtained) approvals for the consummation of the Takeover Offer by the governmental authorities in charge of merger control in the countries listed in Annex 2.5.2 (“Merger Clearances”).

2.5.3

The European Commission has granted (or is deemed to have granted, including by way of the European Commission not issuing a decision by the expiry of the relevant period after a complete notification has been filed) its consent, approval, clearance or confirmation in respect of the Transaction under Regulation (EU) 2022/2560 of the European Parliament and of the Council on Foreign Subsidies distorting the internal market (“FSR”) or has confirmed that there is no such requirement (“FSR Clearance” and together with the Foreign Investment Clearances and the Merger Clearances, “Regulatory Clearances”).

2.5.4	Between the publication of the Offer Document and the expiration of the Acceptance Period, none of the following events has occurred:

(a)

the Company has published or should have published an ad-hoc announcement pursuant to Art. 17 MAR or other public announcements pursuant to which insolvency proceedings with respect to the Company under German law have been (i) opened, (ii) applied for, or (iii) there are grounds that such an application is required;

(b)

the share capital of the Company has been increased or decreased and such increase or decrease has been registered with the commercial register, unless in connection with the conversion of the convertible bonds in the aggregate principal amount of EUR 151,000,000 with issue date 9 June 2022 and maturity date 9 June 2027, divided into bonds in bearer form with a principal amount of EUR 100,000 (“Convertible Bonds”);

(c)

the general meeting of the Company has adopted a resolution (i) to increase the share capital, including from own funds (Kapitalerhöhung aus Gesellschaftsmitteln) or decrease the share capital, or (ii) to issue rights or instruments (including those under section 221 AktG giving the right to subscribe for Ceconomy Shares), unless in connection with of the conversion of the Convertible Bonds;

(d)

the Company has published or should have published an ad-hoc announcement pursuant to Art. 17 MAR or any other public announcement pursuant to which the Management Board and the Supervisory Board have adopted a resolution on the issuance of rights or instruments (including those under section 221 AktG) giving the right to subscribe for Ceconomy Shares or such rights or instruments have been issued by the Company, unless in connection with of the conversion of the Convertible Bonds; or

(e)

the Company has published or should have published an ad-hoc announcement pursuant to Art. 17 MAR or any other public announcement pursuant to which the Management Board and the Supervisory Board have adopted a resolution to increase the share capital of the Company from authorized capital to issue Ceconomy Shares, unless in connection with of the conversion of the Convertible Bonds.

2.5.5	To the extent permitted under applicable law, the Bidder shall be entitled to unilaterally waive the Offer Conditions pursuant to Section 2.5.4 in whole or in part.

2.6

The Takeover Offer will provide for an initial acceptance period of ten weeks (“Acceptance Period”). The Parties will discuss if the Acceptance Period can be shortened before approval of the Offer Document by BaFin, also in light of the requirements of the Double Merger.

3	Conduct until the Closing of the Takeover Offer

3.1

The Company hereby undertakes, unless approved by the Bidder or otherwise required by applicable law, that from the day of signing this Agreement to the earlier of (i) the termination of the Agreement and (ii) the consummation of the Takeover Offer (“Closing”) the Company:

3.1.1	will carry on its business in all material respects in the ordinary course of business consistent with past practice, its overall strategy and its business plan; and

3.1.2	will refrain from:

(a)	materially amending the Company’s articles of association, except as required by applicable law;

(b)

(i) proposing to the ordinary general meeting 2026 with respect to the business year 2025 to resolve on a dividend distributed in cash or in kind per Ceconomy Share in excess of the upper limit set forth in the existing dividend policy of the Company as of the date hereof (“Maximum 2025 Dividend”), (ii) amending any such proposal in a way that it foresees any such dividend in excess the Maximum 2025 Dividend;

(c)

implementing a capital increase for new Ceconomy Shares or issuing or guaranteeing subscription rights, stock options, convertible bonds or other financial instruments granting a right to receive Ceconomy Shares, unless in connection with the conversion of the Convertible Bonds;

(d)	repurchasing or otherwise acquiring (including via redemptions) any of its own shares (including permitting any of its subsidiaries to purchase or otherwise acquire its own shares);

(e)	transferring the Company’s statutory seat;

(f)

incurring additional financial debt and providing security in connection therewith, but only to the extent such additional financial debt would result in an increase of the Company’s leverage ratio above 2.5x;

(g)	dissolving any reserves or hidden profits prior to the annual general meeting for the financial year ending 30 September 2025 (the “AGM 2026”);

(h)	issuing guarantees securing third-party liabilities, except for any guarantees required in the ordinary course of business;

(i)

making material acquisitions or disposals or entering into joint ventures, having a value exceeding EUR 50,000,000 in the individual case and in each case outside the ordinary course of business; implementing material mergers or other material measures under the German Transformation Act at the level of the Company, other than intra-group transactions;

(j)	entering into and/or amending any agreement with a related party outside the ordinary course of business, other than with a Subsidiary of the Company, or

(k)	actively soliciting a competing public offer for Ceconomy Shares by a third party (“Competing Offer”);

but in each case excluding any actions or measures which are implemented in connection with the Double-Merger.

3.1.3	The Company will use reasonable endeavors to schedule and invite the AGM 2026 for a date at the end of May 2026.

3.2	The Company will inform the Bidder as soon as legally possible if it has been approached by a third party in relation to a situation which could reasonably be expected to end in a Competing Offer.

3.3	Nothing in this Agreement shall prevent the Company, the Management Board, the Supervisory Board or any other member of Ceconomy Group from:

3.3.1	providing information duly requested or required by a regulatory authority;

3.3.2

engaging with a third party that submits a bona fide, unsolicited proposal that is reasonably likely to result in a Superior Offer (as defined below in Section 4.1.1) for the Ceconomy Shares, provided, however, that the Company will as soon as legally possible and reasonably practically make available to the Bidder any material non-public information made available to such third party to the extent such information was not previously provided to the Bidder; and

3.3.3

acting in accordance with (i) their fiduciary duties under German law, in particular, the duty of care and loyalty under sections 93 and 116 German Stock Corporation Act (Aktiengesetz, “AktG”), the requirements under the WpÜG and the WpÜG AngebV (collectively, “Fiduciary Duties”); (ii) the concept of managerial neutrality (section 33 WpÜG) and (iii) managerial tasks and duties including the business judgment rule (sections 76, 93 as well as 116 AktG).

3.4

Each Party shall promptly notify the relevant other Party of the occurrence of any circumstance which would be reasonably likely to result in the non-compliance with any of its obligations under this Agreement, or which would otherwise be reasonably likely to have a negative impact on the completion of the Transaction.

4	Reasoned Statement by the Company’s Management Board and Supervisory Board

4.1

Without undue delay (unverzüglich), and in any case within two weeks from the publication of the Offer Document, the Management Board and the Supervisory Board shall (i) prepare a statement required pursuant to section 27 WpÜG (begründete Stellungnahme, the “Reasoned Statement”) either separately or jointly and (ii) publish the Reasoned Statement pursuant to section 27 para. 3 and section 14 para. 3 WpÜG. In the Reasoned Statement of the Management Board and the Supervisory Board it shall be reflected that the Management Board and the Supervisory Board, after having duly reviewed and analyzed the Takeover Offer (including reviewing the Offer Document) and acting in good faith with regard to its duties, regards the Offer Price as fair and adequate and welcomes and supports the Takeover Offer, provided that

4.1.1	the Takeover Offer complies with the terms agreed in this Agreement;

4.1.2	the financing confirmations pursuant to section 13 para. 4 WpÜG have not been withdrawn;

4.1.3	the Bidder has not taken any act, and has not made any public statement, which contradicts its intention to fulfil its obligations under this Agreement in a clear and material way;

[REDACTED]

4.1.5

no other circumstances exist that in the reasonable opinion of the Management Board acting in good faith with due regard to its duties would cause the members of the Management Board to violate their duties under applicable law by welcoming and supporting the Takeover Offer.

5	Strategic Roadmap; European Tech Stack; European Consolidation

5.1	The business combination contemplated by this Agreement shall be based on

5.1.1	the Strategic Roadmap as outlined in more detail in Section 5.2;

5.1.2	certain principles regarding the European Tech Stack as outlined in more detail in Section 5.3;

5.1.3	Ceconomy Group serving as platform for the European Consolidation as outlined in more detail in Section 5.4; and

5.1.4	the arms’ length terms principle as outlined in more detail in Section 5.5 (which shall, for the avoidance of doubt, also apply to any obligations contemplated by this Section 5).

5.2

Strategic Roadmap. The strategic collaboration and alliance between the Bidder and its Affiliates (together “Bidder Group”) on the one hand and the Company on the other hand shall, over an initial term of five years, comprise the following elements:

5.2.1	Continuing and further expanding Ceconomy Group’s omnichannel service platform approach (including by the Bidder Group using its leading omnichannel retail know-how to support Ceconomy Group);

5.2.2	Driving technological excellence of Ceconomy Group, in particular with the IT/tech support of the Bidder Group;

5.2.3

Enhancing Ceconomy Group’s stand-alone business by accelerating and building additional capabilities at the Company and expanding the Company’s business opportunities through support by Bidder Group’s expertise and resources;

5.2.4	Collaborating in key areas including by assessing a potential collaboration regarding the Bidder Group’s China and international supply chain as well as logistics and warehouse infrastructure; and

5.2.5	Establishing a governance and communication set-up to manage the future collaboration between the Parties.

in each case as set out in more detail also in Annex 5.2 (“Strategic Roadmap”) which shall be further detailed by the Parties until Closing. The Bidder undertakes to add value to Ceconomy Group by supporting the Management Board in investing in new product developments, making acquisitions and pursuing organic growth to ensure the success of their businesses and by providing the Company with access to the Bidder Group’s internal resources, including its experts in finance and capital markets, provided that any obligations of any member of the Bidder Group under this Section 5 shall not constitute a hard financing obligation for any entity of the Bidder Group.

Subject to the occurrence of Closing, (i) the Bidder undertakes to fully support the Company and the Management Board on the implementation of the Strategic Roadmap and cooperate on all elements with the Management Board to maximize the efficiencies and gains to be made through the Strategic Roadmap without undue delay (unverzüglich) after Closing, and (ii) both Parties undertake to, subject to applicable mandatory laws, implement the Strategic Roadmap.

5.3

European Tech Stack. The Bidder Group shall provide support with the help of its advanced technology capabilities (and technological excellence) in supply chain management, data analytics, and AI to Ceconomy Group, while (ii) keeping and further developing the Company’s IT systems, technology stack and customer data strictly independent and in Europe. The Bidder Group undertakes to establish a European technology stack (“European Tech Stack”) as a separate and strictly independent European technology stack outside of China with the ability to provide technology services and capabilities similar to those it offers in China, including data analytics and AI, supply chain management, marketing & live streaming, store digitalisation, and front-end technologies. The Parties agree that a European Tech Stack is a key pillar of the future success of Ceconomy Group and intend to further discuss and agree on the details of such European Tech Stack, subject to the following requirements:

5.3.1	The Parties objectives with respect to the European Tech Stack during the term of this Agreement are:

(a)

Support and accessibility, i.e. Ceconomy Group shall be supported by the Bidder Group in its ongoing technology transformation such that the technology and capabilities within Ceconomy Group are commensurate with building Europe’s leading next-generation consumer electronics platform. This includes having access to Bidder Group’s technology capabilities;

(b)	Strict independence of the European Tech Stack, i.e. Ceconomy Group’s IT systems and data shall continue to run strictly independent in Europe; and

(c)	A strict ringfencing of the European Tech Stack with the objective to be insulated from risks related to geopolitical tension or regulatory change.

5.3.2

The Bidder undertakes to provide such services and capabilities under the international technology stack either as a software as a service offering or by building systems specifically for use by Ceconomy Group. The Parties undertake to work together closely to define the future technology roadmap which supports Ceconomy Group’s ongoing technological transformation.

5.3.3	The Bidder undertakes to protect Ceconomy Group’s customer data in line with all applicable European standards and subject to European privacy laws.

5.4

European Consolidation. The Bidder Group shall designate Ceconomy Group as the Bidder Group’s sole and core platform for further European (i.e. continental Europe, excluding the United Kingdom) consolidation within the offline consumer electronics retail business which shall occur under Ceconomy Group’s brands (“European Consolidation”). The Bidder Group intends to fully support future acquisition projects of Ceconomy Group strategically and financially to facilitate the European Consolidation. The Bidder further undertakes not to compete (whether directly or indirectly) with the brick-and-mortar business operations of Ceconomy Group in Europe by way of JD’s own brick-and-mortar business. The Parties shall agree in good faith which areas of Ceconomy Group’s online operations (excluding marketplace activities) shall serve as preferred partner in Europe for the combined Bidder Group and Ceconomy Group.

5.5

Arm’s length terms. The terms and conditions (including the pricing) of any collaboration between the Parties shall be at arm’s length terms for both Bidder Group and Ceconomy Group considering the requirements of a de facto group under German corporate law (faktischer Konzern).

6	Corporate Governance

6.1	Management Board

6.1.1

The Bidder recognizes the remarkable achievements, experience and expertise of the Management Board and has full trust in the current members of the Management Board. The Bidder undertakes to support the Management Board.

6.1.2

Save for a squeeze-out of the minority shareholders of the Company and a customary subsequent change of legal form of the Company into a limited liability company, but without prejudice to the provisions of this Agreement, the Management Board shall continue to manage the Company independently and exclusively in its own responsibility pursuant to and within the framework of German law. Consequently, the Bidder acknowledges that the Bidder shall not issue directives to the Management Board or any of its members, and that subject to its legal obligations to support the implementation of this Agreement there is no obligation on the part of the Management Board or any of its members to carry out or refrain from a legal transaction or act at the inducement of the Bidder, whether in form of a request, a demand, or an instruction.

6.2	Supervisory Board

6.2.1

As presently required by law, the Supervisory Board shall continue to consist of twenty members (ten members to be elected by the shareholders and ten members to be elected by the employees). The Bidder does not intend to change the size of the Supervisory Board without prior consent of the Company. The Bidder acknowledges the rules of the German Codetermination Act (Mitbestimmungsgesetz) and confirms the importance of the stability of the Supervisory Board set-up and the continuity of its work for the success of the Company.

6.2.2	The Bidder intends to be represented on the Supervisory Board after Closing by a number of representatives appropriately reflecting its shareholding in the Company from time to time [REDACTED]

6.2.3	The Bidder shall have the right to nominate the chairman of the Supervisory Board after Closing.

6.2.4

The Bidder confirms that the Supervisory Board shall comprise at least two independent members as defined by, and as long as, the German Corporate Governance Code - Deutscher Corporate Governance Kodex is applicable, valuing their broad range of expertise relevant for the Company. Moreover, the Parties agree that the recommendations of the German Corporate Governance Code, insofar as applicable and appropriate for a majority-owned company, shall be taken into consideration.

6.2.5

The Company shall support the corresponding replacement process in the Supervisory Board by, amongst others, making and/or supporting corresponding applications for court appointments of Supervisory Board members.

7	Corporate Seats and Headquarters, Locations, Reorganisations

7.1	The Bidder undertakes not to initiate or support, directly or indirectly, or to induce the Management Board or the Supervisory Board or any holder of Ceconomy Shares to initiate or support

7.1.1

the relocation of Ceconomy’s corporate seat (Satzungssitz) or headquarters from Düsseldorf, Germany or the corporate seat or headquarters of any other material entity of Ceconomy Group (including MediaMarktSaturn Retail Group GmbH in Ingolstadt, Germany);

7.1.2	the relocation of the locations of any of Ceconomy Group’s material operations (wesentliche Unternehmensteile);

7.1.3	any sale or other disposal of material assets of Ceconomy Group;

7.1.4	any material reorganisations or restructurings of Ceconomy Group; or

7.1.5	material changes to Ceconomy Group’s financing structure.

7.2	The limitations set out in Section 7.1 shall not apply to the extent the relevant measure

7.2.1	has been recommended by the Management Board and, if such measure requires approval by the Supervisory Board, approved by the Supervisory Board; or

7.2.2	is required to address a material deterioration of Ceconomy Group’s business and financial situation; or

7.2.3	has been agreed in the Strategic Roadmap or otherwise in this Agreement.

8	Funding, Refinancing, Leverage, Dividend Policy, no DPLTA, Delisting and Squeeze-out

8.1

The Bidder has access to (i) financing in an amount of up to EUR 1,232,000,000 (Euro one billion two hundred thirty two million) in the form of a bridge loan provided by third party debt financing providers, supplemented by (ii) a sufficient cash balance on balance sheet which will be transferred at short notice to Deutsche Bank in Germany in an amount of approx. EUR 550 million (Euro five hundred and fifty million) and (iii) so-called non-tender agreements and bank account blocking agreements with one or more shareholders to enable the Bidder to fulfill its payment obligations under the Takeover Offer, as specified in Section 13 para. 1 WpÜG. Such bridge loan shall be entered into substantially in the form as attached hereto as Annex 8.1 (“Transaction Funding”). The Bidder Group reserves the right to fulfil Bidder’s payment obligations under the Takeover Offer also by other means, e.g. by cash on balance sheet.

8.2

The Bidder acknowledges that Ceconomy Group may need to refinance certain debt instruments and other uncommitted or indirect financings that may become due (fällig) or are not continued as a result of the Offer Announcement or the Takeover Offer triggering change-of-control clauses. The Parties shall work together, and the Company shall use commercially reasonable efforts to obtain waivers from the lenders under the existing financing arrangements or - if waivers cannot be obtained for the full amount - to arrange for replacement financings. To the extent no waivers can be obtained or no adequate replacement financing can be put in place by the Company, the Bidder commits to provide Ceconomy Group, or arrange that Ceconomy Group is provided with funds, in each case on an arm’s length basis, to re-finance any utilized debt instruments or other financings that are reasonably likely to become due (fällig) after Closing as a result of the change-of-control clauses being triggered and has entered or will, on the date hereof, enter into a refinancing backstop facility for such purpose substantially in the form as attached hereto as Annex 8.2. The Bidder may publicly state the existence and volume of the committed backstop facility upon the Offer Announcement in order to reduce uncertainty regarding the financial stability of Ceconomy Group by lenders and thereby reduce the risk of lapse of debt instruments and other uncommitted or indirect financings. Further, the Bidder undertakes until 30 April 2028 to provide Ceconomy Group, or arrange that Ceconomy Group is provided, with funds, in each case on an arm’s length basis, in the amount of up to EUR 900m, if and to the extent that (i) the (currently undrawn) EUR 900m revolving credit facility has been terminated as a result of the change-of-control clause being triggered by the Transaction, (ii) no replacement financing has been obtained by the Company despite the Parties having used commercially reasonable efforts to obtain such, and (iii) the Company is in financial need of such funding without any other financing means being available to the Company to cover the shortfall at reasonable commercial terms.

8.3

The Bidder undertakes not to implement any measure which would result in exceeding the maximum consolidated net debt leverage of the Company in the amount of 2.5x consolidated EBITDA (ratio determined consistent with past practice and as publicly stated by the Company). The Bidder further acknowledges the prudent financial policy of Ceconomy Group and undertakes not to carry out measures which would deviate from a reasonable and adequate leverage management in line with growth opportunities.

8.4

The Bidder acknowledges the Company’s existing dividend policy (Dividendenpraxis). Any dividend policy will duly consider the financial needs of the Company and its Affiliates in light of its business strategy.

8.5

The Bidder undertakes not to enter into a domination and/or profit and loss transfer agreement with the Company in the meaning of section 291 para. 1 AktG (“DPLTA”) for a period of three years after Closing.

8.6

The Bidder intends to (i) delist the Company and/or (ii) subject to reaching the relevant thresholds, squeeze-out remaining minority shareholders. To the extent requested by the Bidder and legally permissible, the Management Board and Supervisory Board shall in all material respects support, and cooperate with, the Bidder regarding the preparation and implementation of such delisting and/or squeeze-out.

9	Employees and their Representations

9.1

The Bidder acknowledges that the dedicated workforce of Ceconomy Group as well as their creativity, performance and potential for innovation is a key pillar for the continued success of Ceconomy Group.

9.2

The Bidder is willing to continue and further strengthen a constructive dialogue with all of Ceconomy Group’s workforce constituencies and is willing to support the Management Board in maintaining and developing an attractive and competitive framework to retain an excellent global employee base.

9.3	The Bidder undertakes

9.3.1

not to cause the Company to take or initiate any actions resulting in an amendment or termination of existing works council agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge) or similar agreements, in particular relating to work conditions, of Ceconomy Group;

9.3.2

to respect the rights of the employees (including reduce employees’ wages and salaries without consent of such employees and/or employee representatives) and works councils (Betriebsräte) in Ceconomy Group including the current structures established in connection therewith;

9.3.3	not to cause the Company to take actions that would result in a change of the existing level of co-determination (Unternehmensmitbestimmung) in the Supervisory Board;

9.3.4

not to oppose the reasonably adequate participation of the Company’s management and employees in the Company’s success by maintaining existing or implementing new incentive schemes in line with market practice; and

9.3.5

not to cause the Company to (i) issue terminations for operational reasons (betriebsbedingte Kündigungen) of employees (Mitarbeiter) and the Bidder does not intend to cause the Company to reduce the remaining current workforce of Ceconomy Group in excess of workforce reductions foreseen by the Management Board, and/or to (ii) close any sites, stores or marketplaces currently operated by Ceconomy Group, in each case, unless

(a)	recommended by the Management Board and, if such measure requires approval by the Supervisory Board, approved by the Supervisory Board;

(b)	Ceconomy Group’s business and financial situation materially deteriorates; or

(c)	agreed in the Strategic Roadmap or otherwise in this Agreement.

10	Data Protection and Compliance with Law / Reporting co-operation

10.1

The Bidder undertakes to protect Ceconomy Group’s personal customer data in line with all applicable laws and regulations, from time to time, including European standards (in particular Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC, GDPR) and ring-fenced from the Bidder, including its exclusive storage in European data warehouses, with such safeguards that the Company considers appropriate, and not to transfer any personal data of persons in Europe outside of Europe.

10.2	The Bidder undertakes to comply with all laws and regulations in Germany or any other jurisdictions applicable to the Bidder, including, anti-bribery, sanctions and anti-money laundering laws.

10.3

Following Closing, the Company will, to the extent legally permitted, work together with the Bidder Group to provide the entities of Bidder Group with the required information to enable Bidder Group to fulfil their own reporting, controlling and risk management obligations as well as other group-wide functions. Details thereof to be worked out in a separate information sharing agreement.

11	Brands

11.1

The Bidder acknowledges that Ceconomy Group owns several strong brands in certain countries with a high degree of brand awareness by the respective markets and customers. The Bidder undertakes not to cause the Company to change its company name for a period of five years after the Closing. The Bidder will maintain Ceconomy Group brands MediaMarkt, Media World and Saturn as independent brands (also as trademark on Ceconomy Group products) for a period of five years after the Closing and will support Ceconomy Group in further enhancing the brand awareness.

11.2

The Bidder fully respects the intellectual property the Company and all members of Ceconomy Group (together, “Ceconomy IP”) and their R&D undertakings. The Bidder acknowledges that the Ceconomy IP will remain with (and be used by) Ceconomy Group and may only be shared with the Bidder or its Affiliates based on license agreements, concluded in each case on an arm’s length basis.

12	Approval by Corporate Bodies and Assurance of Financing

12.1

The Bidder hereby confirms that their respective competent corporate bodies have agreed to concluding and executing this Agreement. No further approval or permission is required on the Bidder’s part for concluding and executing this Agreement. The Bidder further confirms that it has obtained all corporate approvals and entered all agreements required to finance the Transaction.

12.2

The Company hereby confirms that its competent corporate bodies have agreed to concluding and executing this Agreement and that no further approval or permission is required on the Company’s part for concluding and executing this Agreement.

[REDACTED]

14	Effectiveness, Term and Termination

14.1

The Agreement shall become effective upon signing of this Agreement and shall have a fixed term ending on the third anniversary of the date of Closing, except for the provisions contained in Sections 5 and 11 for which the fixed term shall end on the fifth anniversary of the date of Closing.

[REDACTED]

14.3

Notice of any termination must be given in writing and must be made within ten Business Days after the terminating Party having become aware of the event triggering a termination right. In the event of termination of this Agreement, this Agreement shall have no further effect save for those provisions the surviving of which is expressly agreed on in this Agreement (and which shall remain in full force and effect) but without prejudice to the accrued rights of each Party upon termination. The termination shall not affect the right of any Party to claim damages pursuant to applicable laws due to a breach by the other Party of its obligations under this Agreement.

14.4

The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (section 314 para. 1 sentence 1 of the German Civil Code (Bürgerliches Gesetzbuch)).

15	Guarantor’s Undertaking

The Guarantor hereby accedes as a joint obligor to any obligation and liability of the Bidder under or in connection with this Agreement, if and when due, as if it were the Guarantor’s own principal obligation or liability (Schuldbeitritt). For the avoidance of doubt, the Guarantor hereby waives, and the Company hereby accepts such waiver, any rights which the Guarantor may have to require the Company to proceed first against, or claim payment from, the Bidder such that as between the Bidder and the Guarantor the latter shall be liable as principal debtor as if it had itself entered into the undertaking to perform such obligations or liabilities under or in connection with this Agreement jointly and severally (gesamtschuldnerisch) with the Bidder.

16	Miscellaneous

16.1	Confidentiality

The provisions of the Confidentiality Agreement shall apply mutatis mutandis to this Agreement, unless inconsistent with the provisions of this Agreement, in which case the terms and conditions of this Agreement shall prevail.

16.2	Press Releases

Subject to Clause 1.3, neither Party will issue a press release or any other public statement with respect to the contents of this Agreement without the consent of the respective other Party unless otherwise agreed in this Agreement.

16.3	Notices

All notices, requests and other communications under or in connection with this Agreement shall be made in writing in the English language and delivered by hand, courier, mail or telefax (provided that the telefax receipt is promptly confirmed in writing) to the person at the addresses set forth below, or such other person or address as may be designated by the respective Party in writing from time to time, provided that (a) receipt of a copy of a notice, request or other communication by a Party’s advisors shall not constitute or substitute receipt thereof by the respective Party itself and (b) any notice, request or other communication shall be deemed received by a Party regardless of whether a copy thereof was sent to or received by an advisor of such Party, regardless of whether the delivery of such copy was mandated by this Agreement:

16.3.1	To the Company:

CECONOMY AG

Attn.: Dr. Roman Stenzel

Kaistraße 3

40221 Düsseldorf

Germany

Email: stenzelr@mediamarktsaturn.com

with a copy to:

Kirkland & Ellis International LLP

Attn.: Dr. Tobias Larisch

Junghofstr. 9

60311 Frankfurt am Main

Germany

Email: tobias.larisch@kirkland.com

16.3.2	To the Bidder:

JINGDONG HOLDING GERMANY GmbH

Attn.: Ronny Mattheuws

c/o Cormoran GmbH

Am Zirkus 2

10117 Berlin

Germany

Email: ronny.mattheuws@jd.com

with a copy to:

Baker McKenzie Rechtsanwaltsgesellschaft mbH von Rechtsanwälten und

Steuerberatern

Attn.: Dr. Christoph Wolf/ Dirk Horcher

Junghofstr. 9

60311 Frankfurt am Main

Germany

Email: christoph.wolf@bakermckenzie.com /

dirk.horcher@bakermckenzie.com

16.4	Costs and Expenses

Each Party shall bear its own fees and expenses with regard to this Agreement. The costs in connection with the Regulatory Clearances shall be borne by the Bidder.

[REDACTED]

16.6	Entire Agreement

This Agreement (together with all Annexes and Schedules hereto), as well as other documents specifically referred herein or delivered pursuant hereto, contain the entire agreement between the Parties concerning its subject matter and no collateral agreements to this Agreement, whether verbally or in writing, have been entered into between the Parties.

16.7	Amendments, Supplements

Any amendments to this Agreement (together with all Annexes and Schedules hereto) (including amendments to this Section 16.7) or a waiver of terms and conditions shall be valid and binding upon the Parties only if approved in writing by an authorized representative of each Party, unless applicable mandatory law requires otherwise.

16.8	Assignments

Any rights under this Agreement may only be assigned with the prior written consent of the respective other Party.

16.9	No Rights of Third Parties

For the avoidance of doubt, this Agreement shall only grant rights to the Parties and shall not constitute a contract for the benefit of third parties (Vertrag zu Gunsten Dritter) or a contract with protective effect for third parties (Vertrag mit Schutzwirkung für Dritte).

16.10	Interpretation

16.10.1	Annexes and Schedules

All Annexes and Schedules to this Agreement constitute an integral part of this Agreement.

16.10.2	Headings

The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the interpretation or construction of this Agreement.

16.10.3	Language

This Agreement is written in the English language (except that Annexes or Schedules may be in the German language). Terms to which a German translation has been added in parentheses and italics shall be interpreted in accordance with such German translation alone disregarding the English term to which such German translation relates.

16.10.4	Legal Terms

Any German legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept shall, in respect of any jurisdiction other than Germany, be deemed to include what most nearly approximates in that jurisdiction to the German legal term and any reference to any German statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction.

16.10.5	Specific Expressions, certain definitions

Whenever the words “include”, “includes” or “including” or “in particular” or similar expressions are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Whenever the words “hereof”, “herein”, “hereunder”, “hereto” or similar expressions are used in this Agreement, they refer to this Agreement as a whole and not to a specific Section of this Agreement.

The term “Business Day” shall mean any day, other than a Saturday or Sunday, on which banks in Düsseldorf, Germany, are generally open for business.

The term “Affiliate” shall mean any person affiliated, at a given time, with another person within the meaning of sections 15 et seq. AktG and shall have an equivalent meaning if the entity is subject to a foreign jurisdiction as well as any corporation, company or other entity or partnership, which exercises Control or is subject to Control by or is under common Control directly or through one or more intermediaries, as long as such Control exists.

The term “Control” shall mean (i) the record or beneficial ownership, directly or indirectly (through one or more intermediaries), of equity securities entitling such person to exercise in the aggregate more than 50% of the voting rights in such person, or (ii) the possession of the power to, directly or indirectly, (x) elect a majority of the board of directors (or equivalent governing body) of such person, or (y) direct or cause the direction of the management and policies of or with respect to such person, whether through ownership of securities, contract or otherwise.

16.10.6	Disclosure

The disclosure of any matter in this Agreement (including all Annexes and Schedules hereto) shall be deemed to be a disclosure for all purposes of this Agreement. The fact that a matter has been disclosed in this Agreement (including in an Annex or Schedule) shall not be used to construe the extent to which disclosure is required pursuant to the provisions of this Agreement.

16.11	Governing Law; Jurisdiction

16.11.1	Governing Law

This Agreement shall be governed by, and construed in accordance with, the substantive laws of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

16.11.2	Jurisdiction

Exclusive legal venue for all disputes arising between the Parties from or in connection with this Agreement shall, to the extent legally possible, Düsseldorf, Germany.

16.12	Severability

If any court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, the other provisions of this Agreement shall remain in full force and effect. The invalid or unenforceable provision shall be deemed to have been replaced by a valid, enforceable and fair provision which comes as close as possible to the intentions of the Parties hereto at the time of the conclusion of this Agreement. It is the express intent of the Parties that the validity and enforceability of all other provisions of this Agreement shall be maintained and that this Section 16.12 shall not result in a reversal of the burden of proof but that Article 139 BGB is hereby excluded in its entirety.

[Signature pages follow]

For and on behalf of CECONOMY AG:

/s/ Dr. Kai-Ulrich Deissner
Name: Dr. Kai-Ulrich Deissner
Title: CEO

[Signature Page to Investment Agreement.]

For and on behalf of CECONOMY AG:

/s/ Remko Rijnders
Name: Remko Rijnders
Title: CFO

[Signature Page to Investment Agreement.]

For and on behalf of JINGDONG HOLDING GERMANY GMBH:

/s/ Ruiyu Li
Name: Ruiyu Li
Title: Managing Director (Geschäftsführer)
Date: 30 July 2025

[Signature Page to Investment Agreement.]

For and on behalf of JD.com International Limited:

/s/ JiangGuang Shen
Name: JiangGuang Shen
Title: Management Director
Date: 30 July 2025

[Signature Page to Investment Agreement.]

Annex 1.1.1 – Form of Offer Announcement